SUBSIDIARIES

Bear Medical Systems, Inc. (California)

1.  BiCore Monitoring Systems, Inc. (California)

2. Bear Medical Systems AG - 50 shares outstanding of which Bear owns 47 shares

3.  Bear Medical Systems FSC (U.S. Virgin Islands)

Hospital Systems, Inc. (California)

Life Support Products, Inc. (California)

B&F Medical Products, Inc. (Delaware)

Allied Healthcare Products Foreign Sales Corporation (Barbados)